# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. ARQUES AVE., SUNNYVALE, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541617

## Reporting persons
- Altimeter Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,160,181; sole dispositive power 0; shared dispositive power 7,160,181; aggregate amount beneficially owned 7,160,181 (6.2% of the class)
  Comment: Note for Rows 6 and 8: Comprised of 2,516,377 outstanding shares of Class A common stock, $0.00001 par value per share ("Class A Shares") of Cerebras Systems Inc. (the "Issuer") and 4,643,804 Class A Shares issuable upon conversion of 4,643,804 shares of Class B common stock, $0.00001 par value per share ("Class B Shares") of the Issuer beneficially owned by the Reporting Person as of August 14, 2026. Class B Shares are convertible to Class A Shares at any time.
  
  Note for Row 11: Based upon (i) 112,247,109 Class A Shares outstanding as of August 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2026, as filed with the Securities and Exchange Commission on August 12, 2026 (the "Q2 10-Q") and (ii) 4,643,804 Class A Shares issuable upon conversion of 4,643,804 Class B Shares beneficially owned by the Reporting Person as of August 14, 2026.
- Altimeter Capital Management General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,160,181; sole dispositive power 0; shared dispositive power 7,160,181; aggregate amount beneficially owned 7,160,181 (6.2% of the class)
  Comment: Note for Rows 6 and 8: Comprised of 2,516,377 outstanding Class A Shares and 4,643,804 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Person as of August 14, 2026. Class B Shares are convertible to Class A shares at any time.
  Note for Row 11: Based upon (i) 112,247,109 Class A Shares outstanding as of August 5, 2026, as reported by the Issuer in the Q2 10-Q and (ii) 4,643,804 Class A Shares issuable upon conversion of 4,643,804 Class B Shares beneficially owned by the Reporting Person as of August 14, 2026.
- Gerstner Bradley Thomas: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 66,251; shared voting power 7,160,181; sole dispositive power 66,251; shared dispositive power 7,160,181; aggregate amount beneficially owned 7,226,432 (6.2% of the class)
  Comment: Note for Rows 6 and 8: Comprised of 1,962,273 outstanding Class A Shares and 4,643,804 Class A Shares issuable upon conversion of Class B Shares beneficially owned by the Reporting Person as of August 14, 2026. Class B Shares are convertible to Class A shares at any time.
  Note for Rows 5 and 7: Comprised of 66,251 outstanding Class A shares beneficially owned by the Reporting Person.
  Note for Row 11: Based upon (i) 112,247,109 Class A shares outstanding as of August 5, 2026, as reported by the Issuer in the Q2 10-Q and (ii) 4,643,804 Class A Shares issuable upon conversion of 4,643,804 Class B Shares beneficially owned by the Reporting Person as of August 14, 2026.

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. ARQUES AVE., SUNNYVALE, CALIFORNIA, 94085

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Altimeter Capital Management General Partner LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons." The General Partner is the sole general partner of the Investment Manager. Mr. Gerstner is the sole managing member of the General Partner. The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 14, 2026, a copy of which is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 2550 Sand Hill Rd, Suite 150, Menlo Park, Ca, 94025
Citizenship: Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of August 14, 2026, see responses to Item 9 on each cover page.
Class A Shares reported as beneficially owned for the General Partner the Investment Manager are held of record by several private funds (collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. As the managing member of the General Partner, Mr. Gerstner may be deemed to beneficially own the Class A Shares beneficially owned by the Investment Manager and General Partner.
As of June 30, 2026, the Reporting Persons beneficially owned an aggregate of 7,225,037 Class A shares of Common Stock, comprised of 6,472,702 Class B Shares and 752,335 Class A Shares, representing approximately 7.3% of the outstanding Class A Shares, as calculated pursuant to Rule 13d-3 under the Exchange Act, based upon a total of 92,130,188 Class A Shares outstanding as of June 17, 2026, as reported by the Issuer in its Quarterly Report on the Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on June 24, 2026.
As of May 31, 2026, the Reporting Persons beneficially owned an aggregate of 7,707,909 Class A Shares, comprised of 169,269 outstanding Class A Shares and 7,538,640 Class A shares issuable upon conversion of Class B shares and representing approximately 18.3% of the outstanding Class A Shares, as calculated pursuant to Rule 13d-3 under the Exchange Act, based upon a total of 34,500,000 Class A Shares outstanding immediately after completion of the Issuer's initial public offering (assuming exercise of the over-allotment option), as reported in the Issuer's registration statement on Form S-1 filed with the Securities and Exchange Commission on May 11, 2026.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Altimeter Capital Management, LP: /s/ Annie Hancock, Annie Hancock, Chief Compliance Officer (08/14/2026)
- Altimeter Capital Management General Partner, LLC: /s/ Annie Hancock, Annie Hancock, Chief Compliance Officer (08/14/2026)
- Gerstner Bradley Thomas: /s/ Brad Gerstner, Brad Gerstner, individually (08/14/2026)